October 17, 2012

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 424 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The main purpose of this filing is to add seven new funds to the Trust:

1.  Pacific Financial Alternative Strategies Fund,

2.  Pacific Financial Flexible Growth & Income Fund,

3.  Pacific Financial Balanced Fund,

4.  Pacific Financial Foundational Asset Allocation Fund,

5.  Pacific Financial Faith & Values Based Conservative Fund,

6.  Pacific Financial Faith & Values Based Moderate Fund, and

7.  Pacific Financial Faith & Values Based Aggressive Fund.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP